

September 29, 2010

Mr. Michael Hlavsa
Chief Financial Officer
GEROVA Financial Group, Ltd.
Cumberland House, 5th Floor
1 Victoria Street
Hamilton, HM 11
Bermuda

> **Re: GEROVA Financial Group, Ltd.**
> **Forms 20-F and 20-F/A for Fiscal Year Ended December 31, 2009**
> **Filed June 2, 2010 and June 16, 2010**
> **Form 6-K for January 26, 2010**
> **File No. 001-33916**

Dear Mr. Hlavsa:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the filing in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 20-F/A for the Fiscal Year Ended December 31, 2009

Item 16
G. Corporate Governance and Exchange Act Reporting, page 84

1. You state that because a majority of your executive officers and a majority of the members of your board of directors are not United States citizens or residents and because substantially all of your assets are located outside of the United States and other relevant factors you believe that you are a foreign private issuer as such term is defined in

Rule 3b-4 of the Exchange Act. As 11.5 million of your 14 million shares outstanding at December 31, 2009 were issued in your U.S. initial public offering, it is unclear from your disclosure whether more than 50 percent of your outstanding voting securities are directly or indirectly held by persons that are not residents of the United States, as required by Rule 3b-4(c)(1) of the Exchange Act. Please clarify for us how you qualify as a foreign private issuer under the Rules. Please explain to us how you qualify both before and after your business combination transactions completed on January 20, 2010.

Form 6-K for January 26, 2010

Asia Special Situation Acquisition Corp.

Unaudited Pro Forma Condensed Combined Financial Statements

2. Given the share issuances as a result of the Amalphis acquisition discussed in Notes 3 and 4(a) and the redemption of ordinary shares in Note 4(l), please explain to us why you do not reflect the Amalphis acquisition as a reverse acquisition of ASSAC. Please see paragraphs B19 through B27 of IFRS 3 and reference for us the authoritative literature you rely upon to support your anticipated accounting.

3. In Note 3 you disclose the issuance of equity securities as part of the consideration for your various transactions. Please explain to us why it appears that you used an effective ordinary share price of $7.50 for the Stillwater and Wimbledon asset acquisitions while you appear to use an effective ordinary share price of $5.09 for the Amalphis acquisition. Please reference for us the authoritative literature you relied upon to support your anticipated accounting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant